Exhibit 3.6

ARTICLES OF AMENDMENT

TO

FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

COMMERCIAL NET LEASE REALTY, INC.

Commercial Net Lease Realty, Inc., a Maryland corporation having its principal office in Baltimore, Maryland (hereinafter, the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The First Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) are hereby amended by renaming Article XI “AMENDMENT AND CERTAIN EXTRAORDINARY ACTIONS” and deleting Article XI in its entirety and inserting the following new Article XI:

     Section 1. Amendment

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in its Charter and any other provisions authorized by the laws of the State of Maryland at the time in force may be added or inserted in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other person whomsoever by and pursuant to this Charter in its present form or as hereafter amended are granted subject to the rights reserved in this Article XI, provided, however, that any amendment or repeal of Articles VIII, IX or this Article XI of this Charter shall not adversely affect any right or protection existing hereunder immediately prior to such amendment or repeal. Subject to the provisions of any class or series of Preferred Stock at the time outstanding, this Charter may be amended by the affirmative vote of the holders of not less than a majority of the Common Stock then outstanding and entitled to vote thereon.

     Section 2. Consolidation, Merger, Share Exchange or Transfer of Assets

Subject to the provisions of any class or series of Preferred Stock at the time outstanding, the Board of Directors shall have the power to (i) consolidate the Corporation with one or more other entities into a new entity, (ii) merge the Corporation into another entity, (iii) effect a share exchange with another domestic or foreign corporation or other entity or (iv) sell or otherwise dispose of all or substantially all of the Corporation’s assets; provided, however, that such action shall have been approved by the holders of not less than a majority of the Common Stock then outstanding and entitled to vote thereon.

SECOND: The total number of all classes of capital stock which the Corporation has authority to issue immediately prior to this amendment is two hundred ten million (210,000,000) shares consisting of (i) ninety million (90,000,000) shares of common stock, par value $0.01 (the “Common Stock”); (ii) fifteen million (15,000,000) shares of preferred stock, par value $0.01 (the “Preferred Stock”); and one hundred five million (105,000,000) shares of excess stock, par value $0.01 (the “Excess Stock”). The aggregate par value of all of the authorized shares of all classes of capital stock having a par value is $2,100,000.

THIRD: The Articles of Incorporation are hereby amended by deleting Article VI, Section 1 in its entirety and inserting the following new Article VI, Section 1: The total number of shares of all classes of capital stock that the Corporation has authority to issue is four hundred ten million (410,000,000) shares consisting of (i) one hundred ninety million (190,000,000) shares of common stock, par value $0.01 (the “Common Stock”); (ii) fifteen million (15,000,000) shares of preferred stock, par value $0.01 (the “Preferred Stock”); and (iii) two hundred five million (205,000,000) shares of excess stock, par value $0.01 (the “Excess Stock”). The aggregate par value of all of the authorized shares of all classes of capital stock having a par value is $4,100,000.

FOURTH: The information required by subsection (b)(2)(i) of Section 2-607 of the Maryland General Corporation Law will not be changed by these Articles of Amendment; and

FIFTH: The amendments to the Articles of Incorporation as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation.

IN WITNESS WHEREOF, Commercial Net Lease Realty, Inc. has caused these presents to be signed in its name and on its behalf by its Executive Vice President and Chief Operating Officer and attested by its Assistant Secretary on September 23, 2004.

THE UNDERSIGNED, Executive Vice President and Chief Operating Officer of Commercial Net Lease Realty, Inc., who executed on behalf of said corporation, the foregoing Articles of Amendment, of which this certificate is made a part, hereby acknowledges, in the name and on behalf of said corporation, the foregoing Articles of Amendment to be the corporate act of said corporation and further certifies that, to the best of his knowledge, information, and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.

ATTEST:	Commercial Net Lease Realty, Inc.

/s/Kella W. Schaible Kella W. Schaible Assistant Secretary	/s/Julian E. Whitehurst Julian E. Whitehurst Executive Vice President and Chief Operating officer